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UNITED STATES	OMB Number: 3235-0145
SECURITIES AND EXCHANGE COMMISSION	Expires: February 28, 2009
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SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Bonanza Creek Energy, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

097793103

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 097793103

1.	Names of Reporting Persons. Michael R. Starzer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,238,503(See Item 4(a) below)

	6.	Shared Voting Power 97,067 (See Item 4(a) below)

	7.	Sole Dispositive Power 426,600 (See Item 4(a) below)

	8.	Shared Dispositive Power 1,908,970 (See Item 4(a) below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,335,570

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9% (percentage ownership is calculated based on 39,477,584 shares of common stock outstanding as of December 31, 2011)

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer: Bonanza Creek Energy, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 410 17th Street, Suite 1500 Denver, Colorado 80202

Item 2.
	(a)	Name of Person Filing: Michael R. Starzer
	(b)	Address of Principal Business Office or, if none, Residence: c/o Bonanza Creek Energy, Inc., 410 17th Street, Suite 1500, Denver, Colorado 80202
	(c)	Citizenship: United States
	(d)	Title of Class of Securities: Common Stock, $0.001 par value
	(e)	CUSIP Number: 097793103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

2,335,570 shares, which includes (i) 97,067 shares of common stock held by The Starzer Revocable Living Trust, dated February 26, 1998 (the “Starzer Trust”), for which Mr. Starzer and his spouse, Patricia K, Starzer, are trustees and each have independent voting and dispositive power (Mrs. Starzer disclaims beneficial ownership of any other shares for which Mr. Starzer may be deemed to have beneficial ownership); (ii) 1,811,903 shares of common stock held by the BCEC Investment Trust, UTA, dated April 1, 2011 (the “BCEC Trust”), for which Mr. Starzer is the sole trustee and has sole voting power but shares dispositive power with the other beneficiaries; and (iii) 426,600 shares of common stock held directly by Mr. Starzer, of which 109,458 were issued as restricted stock subject to a three-year vesting schedule with 1/3 of the shares vesting on each anniversary of the December 20, 2011 closing of Bonanza Creek Energy, Inc.’s initial public offering of its common stock.

(b) Percent of class: 5.9% (percentage ownership is calculated based on 39,477,584 shares of common stock outstanding as of December 31, 2011).
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 2,238,503 shares (See Item 4(a) above).
(ii) Shared power to vote or to direct the vote 97,067 (See Item 4(a) above)
(iii) Sole power to dispose or to direct the disposition of 426,600 (See Item 4(a) above)
(iv) Shared power to dispose or to direct the disposition of 1,908,970 (See Item 4(a) above)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Pursuant to the terms of the Starzer Trust, Mrs. Starzer has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of common stock held by the Starzer Trust. .

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2012
Date
/s/ Michael R. Starzer
Signature